Exhibit 99.1

FOURTH QUARTER 2006

EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS RECORD FOURTH QUARTER AND RECORD 2006 RESULTS
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis along with the Annual Information Form and Supplementary financial information are available on our website at rbc.com/investorrelations.
2006 record results reflected strong earnings momentum and solid growth across all our business segments
Compared to 2005
•	Record net income of $4,728 million, up $1,341 million, or 40%.

•	Diluted earnings per share (EPS) of $3.59, up $1.02, or 40%.

•	Return on common equity of 23.5%.

•	Revenue from continuing operations[1] of $20,637 million, up $1,453 million, or 8%, on strong growth across most businesses.

•	Non-interest expense from continuing operations of $11,495 million, up $138 million, or 1%.

•	Excluding the 2005 Enron Corp. litigation-related provision[2] of $591million ($326 million after-tax) (Enron provision):
–	Net income increased $1,015 million, or 27%.

–	Diluted EPS were up $.77, or 27%.

–	Non-interest expense increased $729 million, or 7%, mainly due to higher variable compensation on stronger business performance and higher costs in support of growth.
Record 2006 fourth quarter results driven by record earnings in RBC Canadian Personal and Business and strong revenue growth in our other segments
Compared to the fourth quarter 2005
•	Record net income of $1,262 million, up $740 million, or 142%.

•	Diluted EPS of $.96, up $.57, or 146%.

•	Return on common equity of 23.9%.

•	Revenue from continuing operations of $5,349 million, up 12%, on strong business growth and trading results.

•	Non-interest expense from continuing operations of $2,955 million, down $355 million, or 11%.

•	Excluding the Enron provision:
–	Net income increased $414 million, or 49%.

–	Diluted EPS were up $.32, or 50%.

–	Non-interest expense was up $236 million, or 9%, mainly due to higher variable compensation on stronger business performance and higher costs in support of growth.
TORONTO, November 30, 2006 — Royal Bank of Canada (RY on TSX & NYSE) today reported record net income of $4,728 million for the year ended October 31, 2006, up $1,341 million, or 40%, from a year ago. Diluted EPS were $3.59, up 40%, over the prior year. Return on common equity was 23.5%. Excluding the prior year Enron litigation-related provision2 of $591million ($326 million after-tax) (Enron provision), net income increased $1,015 million, or 27% and diluted EPS were up $.77, or 27%, over the prior year.
      Net income from continuing operations1 for 2006 was $4,757 million, up $1,320 million, or 38%, from a year ago. Diluted EPS were $3.61, up $1.00, or 38%, over the prior year. ROE was 23.3%. Excluding the Enron provision, net income increased $994 million, or 26% and diluted EPS were up $.75, or 26%, over the prior year. The increase largely reflected strong earnings momentum and solid growth across all our business segments. The reduction in our effective income tax rate and lower hurricane-related charges in the current year also contributed to the improvement in our results. These factors were partially offset by higher variable compensation reflecting stronger business performance and higher costs related to our growth initiatives. This growth was achieved despite the $125 million reduction in the translated value of our U.S. dollar-denominated earnings due to the stronger Canadian dollar.
      Commenting on the results, Gordon M. Nixon, President & CEO said, “Throughout 2006, we continued to build on the momentum we established in 2005. Our record results reflect our growth initiatives across all of our businesses, as well as geographies.”
Q4 2006 vs. Q4 2005
Fourth quarter net income of $1,262 million, was up $740 million, or 142%, from a year ago. Diluted EPS were $.96 up 146%. ROE was 23.9%. The increase largely reflected the impact of the prior year provision of $591 million ($326 million after-tax) related to Enron litigation matters. Excluding the prior year Enron provision, net income increased $414 million, or 49%.
      Net income from continuing operations of $1,263 million increased $720 million, or 133%, compared to the prior year and diluted EPS were up $.55, or 134%. ROE was 23.6%. Excluding the prior year Enron provision, net income increased $394 million, or 45% and diluted EPS were up $.30, or 45%. The increase was primarily due to stronger revenue growth in our wealth management and banking businesses reflecting our successful execution of initiatives, and stronger trading results in our capital markets businesses. The reduction in our effective income tax rate in the current year and the prior year charge related to estimated net claims for damages related to hurricanes also contributed to the improvement in our results. These factors were partially offset by higher variable compensation reflecting stronger business performance, higher costs related to our ongoing initiatives and investments to support growth, and higher provision for credit losses.

[1]	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.

[2]	Additional information about the prior year Enron provision can be found in the Specified items section – Enron Corp. (Enron) litigation-related provision. Results excluding the Enron provision are non-GAAP measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

      Total revenue increased $553 million, or 12%, from a year ago, reflecting solid revenue growth in our wealth management and banking businesses and stronger trading results. Higher M&A activity and solid business growth in our European life reinsurance businesses also contributed to the increase. These factors were partially offset by the prior year gain on the sale of an Enron-related claim and lower debt and equity origination activity in the current period.
      Non-interest expense decreased $355 million, or 11%, from a year ago, largely reflecting the prior year Enron provision. Excluding the Enron provision, non-interest expense was up $236 million, or 9%, largely reflecting higher variable compensation on stronger business performance. Higher staffing levels in our distribution network, as well as increased marketing and advertising costs in support of our business growth, also contributed to the increase.
      Provision for credit losses increased $56 million from a year ago, largely reflecting lower recoveries in our corporate and agriculture portfolios in the current quarter, and increased provisions in our personal loan and small business portfolios.
      Insurance policyholder benefits, claims and acquisition expense decreased $129 million, or 17%, over the prior year. The decrease largely reflected a charge of $203 million (before- and after-tax) related to estimated net claims for damages related to hurricanes Katrina, Rita and Wilma, which was partially offset by a net reduction in actuarial liabilities of $74 million, both of which were recorded in the prior period.
Q4 2006 vs. Q3 2006
Net income from continuing operations increased $69 million, or 6%, compared to the prior quarter, largely reflecting strong growth in our wealth management, insurance and banking businesses and a lower effective income tax rate. Total revenue was up $143 million, or 3%, largely due to solid growth in our wealth management, insurance and banking businesses, partially offset by lower trading results mainly in our fixed income businesses. Non-interest expense increased $94 million, or 3%, primarily reflecting higher advertising and marketing costs and other expenses in support of our growth initiatives, as well as amounts accrued in the quarter for a certain lease obligation. These factors were partially offset by lower variable compensation primarily in RBC Capital Markets on lower results in the current period. Provision for credit losses increased $60 million compared to the prior quarter, primarily due to higher provisions in our personal loan and small business portfolios and lower corporate recoveries in the current quarter. Insurance policyholder benefits, claims and acquisition expense decreased $16 million, largely reflecting lower U.S. annuity sales and favourable disability claims experience this quarter, which were partially offset by higher investment income on equities backing Canadian universal life policies.
Discontinued operations
Discontinued operations net loss for 2006 of $29 million compared to a net loss of $50 million for 2005. The current period net loss mainly reflected charges related to the wind-down of RBC Mortgage Company (RBC Mortgage). The prior year net loss reflected operating losses prior to the sale of certain assets of RBC Mortgage to Home123 Corporation on September 2, 2005, as well as subsequent charges related to the sale and wind-down of operations, including the costs of closing RBC Mortgage’s Chicago office and certain branches, employee incentive payments and the writedown of certain assets. The net loss of $1 million in the fourth quarter of 2006 compared to a net loss of $21 million a year ago, which reflected an operating loss as well as charges related to the sale and wind-down of operations. The current period results also compared to the prior quarter net loss of $17 million, which reflected charges related to the wind-down of RBC Mortgage. As at October 31, 2006, we have substantially disposed of the assets and obligations related to RBC Mortgage that were not transferred to Home123 Corporation.
Capital Ratios
The Tier 1 capital ratio of 9.6% was unchanged from a year ago as solid internal capital generation, the reclassification of innovative capital from Tier 2 and the net issuance of preferred shares were offset by share repurchases and robust balance sheet growth. The Total capital ratio of 11.9% was down 120 bps from the previous year largely reflecting our redemption of subordinated debentures in 2006.
Impact of U.S. vs. Canadian dollar
The translated value of our U.S. dollar-denominated results is impacted by fluctuations in the U.S./Canadian dollar exchange rate. The table below depicts the impact of translating the current three- and twelve-month periods’ U.S. dollar-denominated results at the current exchange rate in comparison to the corresponding historical periods’ exchange rates. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the change in the exchange rate over the comparable periods and the resulting impact on our results.
      The Canadian dollar appreciated 6% on average relative to the U.S. dollar compared to the same quarter a year ago and was flat compared to the prior quarter, and appreciated 7% on average from the comparable twelve-month period a year ago.

	For the three months ended		For the twelve months ended
	Q4 2006 vs.		2006 vs.
(C$ millions, except per share amounts)	Q3 2006	Q4 2005	2005

Reduced total revenue	$2	$90	$425
Reduced non-interest expense	1	45	215
Reduced net income from continuing operations	—	30	125
Reduced net income	—	30	123

Reduced diluted EPS — continuing operations	$—	$0.02	$0.10
Reduced diluted EPS	$—	$0.02	$0.09

Percentage change in average USD equivalent of C$1.00 (1)	0%	6%	7%

(1)	Average amounts are calculated using month-end spot rates for the period.

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
Our record performance in 2006 reflects growth initiatives across all of our businesses as well as geographies. Our plans and activities are guided by our vision of “Always earning the right to be our clients’ first choice,” since we believe that we can continually do more for our clients and improve the way we work with them and with each other. By reaching the significant milestone of earning more than $1 billion each quarter in 2006, we demonstrated that this philosophy is working.
RBC Canadian Personal and Business generated strong revenue growth in wealth management and banking businesses. Similarly, RBC U.S. and International Personal and Business delivered strong earnings growth, driven by both our wealth management and banking businesses. RBC Capital Markets reported strong results in each business throughout the year.
Our ongoing success has allowed us to deliver superior returns to our shareholders while being able to fund new opportunities in our businesses. We continue to return capital to our shareholders through dividend increases and share buybacks. We raised dividends twice in 2006 by a total of $0.26 per share, or 22%, and we repurchased $844 million or 18 million common shares. We also paid a stock dividend, which had the same effect as a two-for-one split of common shares, and made our shares accessible to more investors.
I am pleased to say that we met our medium-term objective of delivering top quartile shareholder returns during this period. Our total shareholder return was 30% in U.S. dollars (23%, in Canadian dollars), for the year ended October 31, and our 5- and 10-year total shareholder returns of 28% in U.S. dollars (20%, in Canadian dollars) and 22% in U.S. dollars (20%, in Canadian dollars), respectively, are among the highest of the largest global banks.
2006 Performance review
The table below shows our 2006 performance compared to our objectives for the year.

	2006 Objectives (1)	2006 Performance
1. Diluted earnings per share (EPS) growth(2)	20%+	40%
		(27% excluding 2005 Enron provision(6) )
2. Return on common equity (ROE)	20%+	23.5%
3. Revenue growth	6-8%	8%
4. Operating leverage (3)	> 3%	1%
5. Portfolio quality (4)	.40-.50%	.23%
6. Capital management: Tier 1 capital ratio (5)	8%+	9.6%
7. Dividend payout ratio	40-50%	40%

(1)	Our 2006 financial objectives were established late in fiscal 2005 and reflected our economic and business outlooks for 2006. We established aggressive objectives for 2006 to position us as a top quartile performer with respect to total return to shareholders relative to our Canadian and U.S. peers. At the time these objectives were established, we expected an average Canadian dollar value of US$.817 in 2006, however the actual dollar value was US$.883.

(2)	Based on 2005 total reported diluted EPS of $5.13, which has been retroactively adjusted to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(3)	Operating leverage is the difference between our revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron provision of $591 million.

(4)	Ratio of specific provision for credit losses to average loans and acceptances.

(5)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(6)	Results excluding the prior year Enron provision are non-GAAP financial measures. For a further discussion and reconciliation, refer to Key Financial Measures (non-GAAP).
Our net income reached $4.7 billion and diluted earnings per share were $3.59 for the year, representing a 40% increase in both measures over 2005. ROE was 23.5% for the year. These are impressive results for any financial institution. We met or exceeded all but one of our 2006 objectives. Our diluted EPS growth, ROE, revenue growth and dividend payout ratio all met our targets, and we exceeded our portfolio quality objective, which was supported by a favourable credit environment. We also maintained our solid capital position comfortably above our objective. However, we missed our operating leverage target for the year, as it was impacted by our business mix and certain factors which contributed to our earnings growth, but were not appropriately captured in this measure. These factors included the impact of tax-advantaged sources, consolidated VIEs and insurance-related revenue and expense. Accordingly, we have adjusted our 2007 operating leverage calculation to incorporate these factors in order to more appropriately reflect the performance of our businesses going forward. If this new approach was applied to our 2006 results, our adjusted operating leverage would have been 2.5%.(1)

1	Adjusted operating leverage is a non-GAAP financial measure. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.
2007 Outlook and objectives

2007 Objectives
1. Diluted earnings per share (EPS) growth	10%+
2. Adjusted operating leverage (1)	> 3%
3. Return on common equity (ROE)	20%+
4. Tier 1 capital ratio (2)	8%+
5. Dividend payout ratio	40-50%

(1)	Adjusted operating leverage is the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on taxable equivalent basis and excludes variable interest entities (VIEs), certain accounting adjustments related to the new Financial Instruments Standard, and all Insurance-related revenue. Non-interest expense excludes all Insurance-related expense. This is a non-GAAP financial measure. For a further discussion, refer to the Key financial measures (non-GAAP) section.

(2)	Calculated using guidelines issued by the OSFI.
Looking ahead, we remain committed to generating top quartile total shareholder returns in relation to our Canadian and U.S. peer group over the medium-term.

As shown in the table above, we have set our 2007 objectives to meet this medium-term objective. These objectives are based on our expectation of a robust Canadian economy with continued strong consumer spending and solid business investment. In the U.S., we expect a moderately slower economy, largely attributable to slightly weaker growth in consumer spending and a cooling housing market. We expect to continue to benefit from relatively favourable equity markets, a relatively stable interest rate environment, and strong domestic fiscal conditions.
Our 2007 objectives are focused on measures that we believe are required to generate strong returns for our shareholders. Our ROE, Tier 1 capital and dividend ratios remain unchanged. For 2007, our objective of growing our diluted EPS by at least 10 per cent is lower than the 2006 objective as our 2005 earnings included the impact of the Enron provision and charges for estimated net claims related to hurricanes Katrina, Rita and Wilma. Our operating leverage objective remains greater than three per cent, however, we have adjusted our operating leverage calculation to more appropriately reflect our performance. Our revenue growth target is reflected in our earnings per share and adjusted operating leverage objectives. In addition, we believe our portfolio quality is now adequately captured in our profitability and other objectives.
Progress on our strategic goals
We continued to focus on three goals, which are:
•	To be the undisputed leader in financial services in Canada

•	To build on our strengths in banking, wealth management and capital markets in the United States

•	To be a premier provider of selected global financial services
We made progress on each of these goals in 2006. For example, in Canada, we extended our leadership in most major retail product categories and our Canadian capital markets leadership was recognized by many national and international sources. We invested in our retail distribution network, and our centralized operations and technology continue to enable economies of scale and facilitate our growth initiatives. We were named the safest Canadian bank and the 4th safest North American bank (Global Finance), and our brand was again recognized as the most valuable in Canada (Interbrand), an asset that we continually look to leverage.
In the U.S., we invested in our banking infrastructure to support future growth, and we announced our agreement to acquire Flag Financial Corporation in Atlanta and 39 branches in Alabama owned by AmSouth Bancorporation. These are excellent strategic fits and complement our de novo branch openings in high growth areas in the Southeast U.S. We opened ten new offices in high growth cities to serve our wealth management clients and recruited high performing financial consultants. We also acquired Delaware-based American Guaranty & Trust to more effectively provide U.S. trust solutions to high net worth clients. Close linkages across our businesses allowed us to better serve U.S. retail investors by providing them access to our capital markets products. We expanded our U.S. investment banking and fixed income capabilities through organic growth and have taken steps to acquire additional capabilities. In October 2006, we announced an agreement to acquire Carlin Financial Group of New York and recently announced an agreement to acquire Daniels and Associates, L.P. This growth will position us to better serve our institutional and investment banking clients.
To achieve our third goal, we invested in global businesses where we can leverage our competitive strengths. For example, we expanded our infrastructure finance capabilities and now have offices in North America, Europe and Australia. We acquired Abacus Financial Services Group, a transaction that made RBC the top provider of international trust services in the U.K. (Euromoney). We continued to invest in China to unlock opportunities available in this important growth market. In Beijing, we upgraded our representative banking office to branch status, enabling us to provide broader services to retail and wholesale clients. We were named a co-lead manager of the institutional tranche for the Industrial and Commercial Bank of China’s initial public offering, the largest IPO in financial markets history.
We are committed to making further progress against our three strategic goals in the future. We implemented our Client First approach at the end of 2004 because we needed to energize our focus on clients, our employees, and our shareholders. Client First is not over. We continue to develop and execute initiatives to help RBC grow even further in Canada and around the world.
Our success depends on our employees putting our clients first
This has been an exciting year of growth for RBC. Our record performance in 2006 reflects the talent and commitment of all our employees. Their hard work has resulted in our clients rewarding us with more of their business and, most importantly, their trust. We remain committed to developing new and innovative ways to meet our clients’ needs while achieving our strategic goals and continuing to provide superior returns for our shareholders.
I would like to sincerely thank our clients for their continued business and our employees around the world for their dedication to finding new ways to earn the right to be our clients’ first choice.
Gordon M. Nixon
President & Chief Executive Officer

CONSOLIDATED RESULTS
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS (1)

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except per share and percentage amounts)	2006	2006	2005	2006	2005

Continuing operations
Total revenue	$5,349	$5,206	$4,796	$20,637	$19,184
Non-interest expense	2,955	2,861	3,310	11,495	11,357
Provision for credit losses	159	99	103	429	455
Insurance policyholder benefits, claims and acquisition expense	611	627	740	2,509	2,625
Business realignment charges	—	—	40	—	45
Net income before income taxes and non-controlling interest in subsidiaries	1,624	1,619	603	6,204	4,702
Net income from continuing operations	1,263	1,194	543	4,757	3,437
Net loss from discontinued operations	(1)	(17)	(21)	(29)	(50)
Net income	$1,262	$1,177	$522	$4,728	$3,387

Selected information
Earnings per share (EPS) — diluted	$0.96	$0.90	$0.39	$3.59	$2.57
Return on common equity (ROE) (2)	23.9%	23.1%	10.6%	23.5%	18.0%
Return on risk capital (RORC) (2)	37.3%	35.7%	17.3%	36.7%	29.3%
Common share price (RY on TSX) — close, end of period	$49.80	$46.03	$41.67	$49.80	$41.67
Selected information from continuing operations
Earnings per share (EPS) — diluted	$0.96	$0.91	$0.41	$3.61	$2.61
Return on common equity (ROE) (2)	23.6%	23.1%	10.9%	23.3%	18.1%
Return on risk capital (RORC) (2)	37.3%	36.2%	18.1%	37.0%	29.7%
Net interest margin (3)	1.30%	1.37%	1.49%	1.35%	1.52%
Capital ratios (4)
Tier 1 capital ratio	9.6%	9.6%	9.6%	9.6%	9.6%
Total capital ratio	11.9%	12.4%	13.1%	11.9%	13.1%

(1)	Certain consolidated and segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2)	Average common equity and Return on common equity are calculated using methods intended to approximate the average of the daily balances. Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(3)	Net interest margin (NIM) is calculated as Net interest income, divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.

(4)	Calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
SPECIFIED ITEMS
The following highlights specified items that were included in our results. There were no specified items identified in the fourth quarter of 2006.

Impact of specified items on consolidated results
	For the three months ended				For the twelve months ended
	October 31, 2006		October 31, 2005		October 31, 2006		October 31, 2005
(C$ millions)	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax

Income tax reduction			$—	$—	n.a.	$70	$—	$—
Agreement termination fee			—	—	$51	33	—	—
General allowance reversal			—	—	50	33	—	—
Net gain on the exchange of NYSE seats for NYX shares			—	—	40	23	—	—
Amounts related to the transfer of IIS to RBC Dexia IS	No Specified Items		—	—	(16)	(19)	—	—
Credit card customer loyalty reward program liability adjustment			—	—	(72)	(47)	—	—
Hurricane-related charges for Katrina, Rita and Wilma			(203)	(203)	(61)	(61)	(203)	(203)
Enron Corp. litigation-related provision			(591)	(326)	—	—	(591)	(326)
Business realignment charges (1)			(42)	(27)	—	—	(58)	(37)

(1)	For the three months ended October 31, 2005, $40 million ($26 million after-tax) related to continuing operations and $2 million ($1 million after-tax) related to discontinued operations. For the twelve months ended October 31, 2005, $45 million ($29 million after-tax) related to continuing operations and $13 million ($8 million after-tax) related to discontinued operations.

n.a.	not applicable
2006
Income tax reduction
We realized a favourable resolution of an income tax audit related to prior years, resulting in a $70 million reduction in income tax expense.
Agreement termination fee
We received $51 million related to the termination of an agreement.
General allowance reversal
We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets in light of the continued favourable credit conditions and the strengthening of the credit quality of our corporate loan portfolio.

Net gain on the exchange of NYSE seats for NYX shares
The broker dealer subsidiaries of RBC Capital Markets and RBC U.S. and International Personal and Business received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.
Amounts related to the transfer of IIS to RBC Dexia IS
On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
Credit card customer loyalty reward program liability adjustment
We made a $72 million adjustment to increase our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.
Hurricane-related charges
We recorded a $61 million (before- and after-tax) charge in our insurance business for additional estimated net claims for damages predominately related to Hurricane Wilma which occurred in late October 2005.
2005
Hurricane-related charges (Katrina, Rita and Wilma)
In the fourth quarter of 2005, we recorded a net charge of $203 million (before- and after-tax) for estimated net claims for damages related to hurricanes Katrina, Rita and Wilma.
Enron Corp. litigation-related provision (Enron provision)
In the fourth quarter of 2005, we recorded a provision of $591 million (US$500 million) or $326 million after-tax (US$276 million after-tax) for Enron litigation-related matters, including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas.
Business realignment charges
During 2005, we identified additional cost-reduction activities that were consistent with the objective of the business realignment that we announced in 2004. The majority of these costs related to the elimination of 583 employee positions.

BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
The following section provides an analysis of our business segments results. Our results are reported in accordance with our management reporting framework which is intended to measure the performance of each of our business segments as if it was a stand-alone business and reflects the manner in which the segment is managed. This approach is intended to ensure that our business segments results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. We also report certain non-GAAP financial measures consistent with our management framework but which are not defined nor have standardized meaning under GAAP. For a further discussion, refer to the Key financial measures (non-GAAP) section.
      During the quarter, we made certain enhancements to our management reporting framework and restated certain amounts. For further discussion, refer to the How we manage our business segments section.
RBC CANADIAN PERSONAL AND BUSINESS (1)

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Total revenue	$3,485	$3,387	$3,233	$13,381	$12,499
Non-interest expense	1,566	1,539	1,511	6,140	5,872
Provision for credit losses	173	121	138	604	542
Insurance policyholder benefits, claims and acquisition expense	611	627	740	2,509	2,625
Business realignment charges	—	—	6	—	7
Net income	$775	$742	$504	$2,794	$2,304

Revenue by business lines
Personal Banking	$946	$942	$889	$3,614	$3,388
Business Financial Services	559	541	514	2,141	2,011
Cards and Payment Solutions	425	416	410	1,586	1,495
Wealth Management	692	667	619	2,692	2,294
Global Insurance	863	821	801	3,348	3,311
Key ratios
Return on equity (2)	34.2%	33.2%	22.8%	31.5%	27.1%
Return on risk capital (RORC) (2)	46.3%	45.3%	31.7%	43.1%	39.1%

(1)	Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. Reported amounts include securitized residential mortgages and credit card loans. For further discussion, refer to the How we manage our business segments section.

(2)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. For further discussion, refer to the Key financial measures (non-GAAP) section.
Q4 2006 vs. Q4 2005
Net income of $775 million was up $271 million, or 54%, from a year ago. The increase largely reflected revenue growth across all business lines in the current period, and the prior year charge of $203 million (before- and after-tax) for estimated net claims for damages related to hurricanes Katrina, Rita and WiIma, which was partially offset by a net reduction in actuarial liabilities of $74 million in that period. The increase was partly offset by higher costs in support of business growth, increased variable compensation on stronger business performance and higher provisions for credit losses partly due to loan growth and lower recoveries.
      Total revenue increased $252 million, or 8%, over the prior year, largely reflecting our successful execution of growth initiatives and the continuing favourable economic conditions. Personal Banking was up $57 million, or 6%, mainly reflecting strong home equity loan growth, improved spreads on deposits and higher fee-based revenue, partially offset by an accrual for a cumulative interest rate payment adjustment. Business Financial Services was up $45 million, or 9%, largely due to strong loan and deposit growth. Cards and Payment Solutions increased $15 million, or 4%, mostly reflecting strong growth in client spending and balances, which was partly offset by spread compression and higher customer loyalty reward program costs that are reported against revenue. Wealth Management was up $73 million, or 12%, reflecting increased spreads on personal investment products, strong net sales and capital appreciation in our mutual funds and continued growth in fee-based accounts. Global Insurance revenue increased $62 million, or 8%, largely reflecting growth in our European life reinsurance business, higher investment income on equities backing Canadian universal life policies (offset in policyholder benefits) and a favourable adjustment relating to Canadian life reinsurance premiums in the current period. These factors were partially offset by lower U.S. annuity sales, and lower revenue from our property catastrophe reinsurance operations reflecting our strategic reduction in exposure resulting from our decision to cease underwriting new business.
      Non-interest expense increased $55 million, or 4%, from a year ago, reflecting higher variable compensation due to stronger business performance, higher levels of sales personnel and infrastructure costs in our distribution network and higher advertising and marketing costs in support of business growth.
      Provision for credit losses increased $35 million compared to the prior year, largely reflecting higher provisions in our personal loan and small business portfolios and lower recoveries in our agriculture portfolio in the current quarter.
      Insurance policyholder benefits, claims and acquisition expense decreased $129 million, or 17%, over the prior year. The decrease largely reflected a charge of $203 million related to estimated net claims for hurricanes, which was partially offset by a net reduction in actuarial liabilities of $74 million, both of which were recorded in the prior period. Improved disability claims experience was offset by higher investment income on equities backing Canadian universal life policies in the current period.

Q4 2006 vs. Q3 2006
Net income was up $33 million, or 4%, from the prior quarter. The increase largely reflected higher revenue across all business lines, mainly due to strong volume growth, which was partially offset by higher provision for credit losses, and increased marketing costs and variable compensation. Total revenue was up $98 million, or 3%, with a broad-based increase across our businesses, particularly in our Global Insurance, Wealth Management and Business Financial Services business lines. Global Insurance was up $42 million, largely reflecting higher investment income on equities backing Canadian universal life policies (offset in policyholder benefits) and a favourable adjustment relating to Canadian life reinsurance premiums in the current period which were partly offset by lower U.S. annuity sales. Higher full-service brokerage revenue in Wealth Management, and solid business loan and deposit growth in Business Financial Services also contributed to the increase. Non-interest expense increased $27 million, or 2%, largely due to higher seasonal marketing costs and an increase in variable compensation in Wealth Management due to stronger business performance. Provision for credit losses increased $52 million, primarily due to higher provisions in our personal loan and small business portfolios. Insurance policyholder benefits, claims and acquisition expense decreased $16 million, largely reflecting lower U.S. annuity sales and favourable disability claims experience this quarter, which were partially offset by higher investment income on equities backing Canadian universal life policies.
2006 vs. 2005
Net income for the year of $2,794 million increased $490 million, or 21%, from a year ago, largely due to strong revenue growth in our banking and wealth management businesses and lower charges for estimated net claims for damages related to hurricanes in the current period. The increase was partly offset by higher variable compensation on stronger business performance, increased costs in support of business growth and higher provision for credit losses partly due to loan growth and lower recoveries.
Q4 2006 Business Highlights
•	RBC Asset Management has recorded positive long-term net sales for 41 consecutive months, a streak stretching back to May 2003. This is the longest period of positive long-term net sales in our history.

•	RBC Insurance announced the introduction of RBC Insurance Guaranteed Investment Funds (GIFs), designed to help meet a variety of client needs, including estate preservation and retirement planning.

•	RBC Online Banking now links to RBC Online Insurance allowing clients to access home and auto policies, as well as view saved quotes and policy status at their convenience.

RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS (1)

	For the three months ended			For the twelve months ended
All amounts are for continuing operations only	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Total revenue	$740	$701	$674	$2,872	$2,728
Non-interest expense	575	550	505	2,260	2,150
Provision for credit losses	5	5	4	26	51
Business realignment charges	1	—	(2)	1	(2)
Net income	$126	$111	$132	$444	$387

Revenue by business lines
Wealth Management	$466	$430	$406	$1,802	$1,651
Banking	274	271	268	1,070	1,077
Key ratios
Return on equity (2)	14.8%	13.1%	17.0%	13.6%	11.8%
Return on risk capital (RORC) (2)	24.0%	21.6%	28.2%	22.4%	19.6%

(USD$ millions)

Total revenue	$663	$628	$572	$2,537	$2,248
Non-interest expense	517	492	429	1,997	1,771
Provision for credit losses	4	4	3	22	41
Business realignment charges	1	—	(2)	1	(2)
Net income	$114	$99	$112	$393	$320

Revenue by business lines
Wealth Management	$417	$386	$344	$1,592	$1,361
Banking	246	242	228	945	887

(1)	Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. For further discussion, refer to the Key financial measures (non-GAAP) section.
Impact of USD translation on selected items
The translated value of this segment’s U.S. dollar-denominated results is impacted by fluctuations in the U.S./Canadian dollar exchange rate. The table below depicts the impact of translating the current three- and twelve-month periods’ U.S. dollar-denominated results at the current exchange rate in comparison to the corresponding historical periods’ exchange rates.

			For the twelve
	For the three months ended		months ended
	Q4 2006 vs.		2006 vs.
	Q3 2006	Q4 2005	2005
Reduced total revenue	$1	$32	$161
Reduced non-interest expense	1	24	123
Reduced net income	—	7	28

Percentage change in average USD equivalent of C$1.00 (1)	0%	6%	7%

(1)	Average amounts are calculated using month-end spot rates for the period.
Q4 2006 vs. Q4 2005
Net income decreased $6 million, or 5%, from the prior year, reflecting a $7 million reduction from the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$2 million, or 2%. This was driven by strong revenue growth in Wealth Management and solid revenue growth in Banking, reflecting our successful execution of growth initiatives and the continuing favourable U.S. and international economic conditions, partially offset by higher compensation expense. In addition, the prior year reflected the positive impact of a US$13 million (before- and after-tax) accounting adjustment relating to the amortization of intangible assets from prior acquisitions.
      Revenue increased $66 million, or 10%, over the prior year. In U.S. dollars, revenue was up US$91 million, or 16%. Wealth Management revenue improved $60 million, or 15%. In U.S. dollars, Wealth Management revenue increased US$73 million, or 21%, mainly reflecting the inclusion of Abacus, higher securities brokerage commissions in Global Private Banking and growth in fee-based client assets at RBC Dain Rauscher. In addition, there was a gain this quarter, compared to a loss in the prior year, on the mark-to-market of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (the gain was largely offset by higher stock-based compensation). Banking revenue improved $6 million, or 2%. In U.S. dollars, Banking revenue was up US$18 million, or 8%, due to solid growth in loan and deposit volumes and higher fee-based activities.
      Non-interest expense increased $70 million, or 14%, over the prior year. In U.S. dollars, non-interest expense increased US$88 million, or 21%, largely reflecting higher variable compensation in Wealth Management on stronger revenue, the inclusion of Abacus, higher stock-based compensation in RBC Dain Rauscher and the prior year’s US$13 million positive accounting adjustment to amortization expense.

Q4 2006 vs. Q3 2006
Compared to the third quarter of 2006, net income improved $15 million, or 14%. In U.S. dollars, net income increased US$15 million, or 15%, reflecting stronger revenue partially offset by higher compensation expense. In addition, the current quarter included certain favourable tax adjustments totalling US$8 million. Revenue increased $39 million, or 6%, compared to the prior quarter. In U.S. dollars, revenue improved US$35 million, or 6%. The increase largely reflected a gain this quarter, compared to a loss in the prior quarter, on the mark-to-market of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher, as well as higher securities brokerage commissions also at RBC Dain Rauscher. Non-interest expense increased $25 million, or 5%. In U.S. dollars, non-interest expense increased US$25 million, or 5%, mainly reflecting higher stock-based compensation and variable compensation at RBC Dain Rauscher.
2006 vs. 2005
Net income increased $57 million, or 15%, from 2005, despite a $28 million reduction due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$73 million, or 23%, driven by strong revenue growth in Wealth Management and solid business growth and improved credit quality in Banking.
Q4 2006 Business Highlights
•	RBC Centura announced two transactions aimed at expanding its presence in fast-growing markets in the Southeastern U.S. On August 9, 2006, it announced an agreement to acquire Atlanta-based Flag Financial Corporation, which operates 17 branches in Georgia. Then, on November 1, 2006, we announced an agreement to acquire 39 branches in Alabama owned by AmSouth Bancorporation. These acquisitions are subject to customary closing conditions, including regulatory approvals and are expected to be completed in December 2006 and March 2007, respectively.

•	Global Private Banking added a U.S. trust capability by acquiring American Guaranty & Trust Company (AG&T) on October 3, 2006. AG&T administers more than 1,000 personal trusts and holds more than US$1.3 billion in trust and investment accounts for its clients.

•	RBC Dain Rauscher grew its assets under administration to a record level of US$132 billion, an increase of 14% over 2005, driven by solid equity market performance, recruiting experienced financial consultants and executing on its primary advisor strategy.
RBC CAPITAL MARKETS (1)

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Total revenue (teb) (2)	$1,160	$1,183	$946	$4,693	$4,062
Non-interest expense	770	767	1,254	3,058	3,274
Recovery of credit losses	—	(7)	(25)	(115)	(91)
Business realignment charges	(1)	—	1	(1)	1
Net income (loss)	$315	$329	$(57)	$1,407	$760

Revenue (teb) by business lines (2)
Global Markets	$607	$644	$480	$2,579	$2,256
Global Investment Banking and Equity Markets	319	306	243	1,250	979
RBC Dexia IS	155	160	128	558	500
Other	79	73	95	306	327
Key ratios
Return on equity (3)	25.8%	26.5%	(5.7)%	29.3%	18.1%
Return on risk capital (RORC) (3)	33.4%	34.4%	(7.4)%	37.7%	23.8%

(1)	Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.

(3)	Segment Return on equity and Return on risk capital are non-GAAP financial measures. For further discussion, refer to the Key financial measures (non-GAAP) section.

Impact of USD and GBP translation on selected items
The translated value of this segment’s U.S. dollar- and GBP-denominated results are impacted by fluctuations in the respective exchange rates to the Canadian dollar. The table below depicts the effect of translating the current three- and twelve-month periods’ U.S. dollar- and GBP-denominated results at the average exchange rates in effect during that period in comparison to the corresponding historical periods’ average exchange rates.
      The Canadian dollar appreciated 6% on average relative to the U.S. dollar, and depreciated 1% relative to the GBP compared to the same quarter a year ago. Also, the Canadian dollar appreciated 7% and 9% on average relative to the U.S. dollar and GBP, respectively, from the comparable twelve month period a year ago.

Impact of USD & GBP translation on selected items (1)
			For the twelve months
	For the three months ended		ended
	Q4 2006 vs.		2006 vs.
	Q3 2006	Q4 2005	2005
Reduced (increased) total revenue (teb) (1)	$(6)	$36	$218
Reduced (increased) non-interest expense	(3)	19	120
Reduced (increased) net income	(3)	12	67

Percentage change in average USD equivalent of C$1.00 (2)	0%	6%	7%
Percentage change in average GBP equivalent of C$1.00 (2)	(2%)	(1%)	9%

(1)	Taxable equivalent basis. For further discussion, refer to the Key financial measures (non-GAAP) section.

(2)	Average amounts are calculated using month-end spot rates for the period.
Q4 2006 vs. Q4 2005
Net income increased $372 million from a year ago, mostly reflecting the prior year provision of $591 million ($326 million after-tax) related to Enron litigation-related matters (Enron provision). Excluding the Enron provision1, net income increased $46 million, or 17%, largely reflecting stronger trading results due to improved market conditions, higher M&A fees and a lower effective income tax rate. These factors were partially offset by higher variable compensation on improved business performance and the negative impact of the stronger Canadian dollar on the translated value of our U.S. dollar- and GBP-denominated earnings.
      Revenue (teb) increased $214 million, or 23%, from a year ago, mainly reflecting stronger trading results across all product categories on improved market conditions, growth in certain trading strategies and higher M&A fees primarily in Canada. Higher private equity distributions and investment gains and higher credit fees related to our investment banking activity also contributed to the increase. These factors were partially offset by the gain on the sale of an Enron-related claim recorded in the prior year and lower origination activity in the current period. Global Markets revenue increased $127 million, or 26%, primarily due to stronger trading results, which included an increase of $31 million related to the consolidation of certain VIEs, and higher private equity gains. Global Investment Banking and Equity Markets revenue increased $76 million, or 31%, on stronger M&A activity and higher credit fees which were partially offset by lower equity origination, mainly in Canada reflecting softer market conditions outside the resource sector. RBC Dexia IS revenue was $155 million for the period, reflecting higher deposit volumes and solid foreign exchange revenue due to strong market activity. Total revenue (teb) excluding VIEs was $1,156 million, up $183 million, or 19%, from a year ago. For a reconciliation of Total revenue (teb) excluding VIEs, refer to the Key financial measures (non-GAAP) section.
      Non-interest expense decreased $484 million, or 39%, mainly reflecting the prior year Enron provision of $591 million. Excluding the Enron provision, non-interest expense increased $107 million, or 16%, largely due to higher variable compensation on improved business performance, certain accounting adjustments to expenses related to our 50 per cent ownership of RBC Dexia IS, which are fully offset in revenue, and higher costs in support of business growth.
      There was no provision for or recovery of credit losses in the current quarter. This compared with a recovery of credit losses of $25 million a year ago which reflected higher recoveries related to previously impaired corporate accounts.
      Income taxes increased $265 million over the prior year largely due to the impact of the Enron provision recorded in the prior year. Excluding the impact of the Enron provision, income taxes decreased, despite stronger earning largely reflecting higher earnings from our international subsidiaries operating in lower income tax jurisdictions.
Q4 2006 vs. Q3 2006
Compared to the third quarter, net income was down $14 million, or 4%, primarily due to lower revenue and lower recoveries of credit losses. Revenue (teb) was down $23 million, or 2%. Total revenue (teb) excluding VIEs was $1,156 million, up $5 million from last quarter, largely reflecting higher M&A activity primarily in Canada, higher private equity gains and stronger debt origination activity mainly in the U.S. These factors were largely offset by lower trading results mainly in our fixed income businesses and lower equity origination activity reflecting weaker market conditions outside the resource sector. Non-interest expense was up $3 million compared to the prior quarter as higher investment spending in support of business growth was largely offset by lower variable compensation.
2006 vs. 2005
Net income increased $647 million, or 85%, compared to a year ago mostly reflecting the prior year Enron provision and record trading results in the current period. Excluding the Enron provision, net income increased $321 million, or 30% compared to a year ago. The increase largely reflected record trading results, a lower effective income tax rate and near record M&A fees. These factors were partly offset by higher variable compensation on improved business performance, lower equity and debt origination activity and the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar- and GBP-denominated earnings. Total revenue (teb) excluding VIEs was $4,700 million, up $614 million, or 15% from a year ago.

1	Additional information about the prior year Enron provision can be found in the Specified items section – Enron Corp. (Enron) litigation-related provision. Results excluding the Enron provision are non-GAAP measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

Q4 2006 Business Highlights
•	RBC Capital Markets announced an agreement to acquire Carlin Financial Group, which provides a best-in-class electronic execution platform mainly serving the emerging hedge fund and professional trader communities. The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in early 2007.

•	RBC Capital Markets London Infrastructure Finance Group secured financing mandates for several key transactions, including Macquarie’s winning bid to purchase Thames Water from RWE Group for £8 billion.

•	RBC Capital Markets was the joint lead manager for the Canada Housing Trust C$6.35 billion offering, the single largest C$bond ever made and placed globally.

•	RBC Capital Markets was the joint lead manager for the Province of Ontario’s US$1 billion global debenture issue. RBC Capital Markets was the only North American based bond house among the lead managers.

•	On November 21, 2006, RBC Capital Markets announced an agreement to acquire Daniels & Associates, L.P., the most active mergers and acquisition advisor in the U.S. to the cable, telecom and broadcast industries. The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the first quarter of 2007.
CORPORATE SUPPORT (1)

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2006	2006	2005	2006	2005

Total revenue (teb) (2)	$(36)	$(65)	$(57)	$(309)	$(105)
Non-interest expense	44	5	40	37	61
Recovery of credit losses	(19)	(20)	(14)	(86)	(47)
Business realignment charges	—	—	35	—	39
Net income (loss)	$47	$12	$(36)	$112	$(14)

(1)	Certain segment-related amounts have been restated to conform to our current management reporting framework and changes made to our business segments during the year. For further discussion, refer to the How we manage our business segments section.

(2)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section. These amounts included the elimination of the adjustments recorded in RBC Capital Markets related to the gross up of certain tax-advantaged income (Canadian taxable corporate dividends). The amount for the three months ended October 31, 2006, was $50 million (July 31, 2006 – $ 46 million; October 31, 2005 – $33 million. The amount for the year ended October 31, 2006, was $213 million (2005 – $109 million).
The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization which are not allocated to the business segments such as enterprise funding, securitization and the net funding associated with unattributed capital. The results also include consolidation adjustments including the elimination of the teb adjustments recorded in RBC Capital Markets related to the gross up of income from Canadian taxable corporate dividends to their tax equivalent value. These adjustments are recorded in net-interest income and offset in the provision for income taxes.
      Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.
Q4 2006
Net income of $47 million in the quarter mainly related to income tax amounts which were largely related to enterprise funding activities not allocated to the business segments and mark-to-market gains on derivatives related to certain economic hedges. These factors were partially offset by an amount accrued related to a leased space which we will not occupy and expect to sub-lease at a rate lower than our contracted rate.
Q3 2006
Net income for the quarter of $12 million mainly reflected the timing of securitization activity and income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments.
Q4 2005
The net loss of $36 million primarily reflected business realignment charges of $35 million.
2006
Net income of $112 million for the year mainly reflected income tax amounts largely related to enterprise funding activities and the favourable resolution of income tax audits related to prior years not allocated to the business segments. Mark-to-market gains on derivatives related to certain economic hedges also contributed to net income in the year. These factors were partially offset by the timing of securitization activity and an amount accrued for a lease obligation.
2005
Net loss of $14 million largely reflected business realignment charges of $39 million, and mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by securitization activity and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.

CONSOLIDATED BALANCE SHEETS (unaudited)

	October 31	July 31	October 31
(C$ millions)	2006	2006	2005

Assets

Cash and due from banks	$4,401	$3,814	$5,001

Interest-bearing deposits with banks	10,502	11,430	5,237

Securities
Trading account	147,237	137,672	125,760
Investment account	36,976	34,475	34,060
Loan substitute	656	656	675

	184,869	172,803	160,495

Assets purchased under reverse repurchase agreements and securities borrowed	59,378	63,981	42,973

Loans
Residential mortgage	96,675	95,688	91,043
Personal	44,902	44,022	41,045
Credit cards	7,155	6,792	6,200
Business and government	61,207	59,418	53,626

	209,939	205,920	191,914
Allowance for loan losses	(1,409)	(1,415)	(1,498)

	208,530	204,505	190,416

Other
Customers’ liability under acceptances	9,108	9,606	7,074
Derivative-related amounts	37,729	37,139	38,834
Premises and equipment, net	1,818	1,717	1,708
Goodwill	4,304	4,137	4,203
Other intangibles	642	644	409
Assets of operations held for sale	82	167	263
Other assets	15,417	14,026	12,908

	69,100	67,436	65,399

	$536,780	$523,969	$469,521

Liabilities and shareholders’ equity

Deposits
Personal	$114,040	$113,590	$111,618
Business and government	189,140	178,598	160,593
Bank	40,343	42,514	34,649

	343,523	334,702	306,860

Other
Acceptances	9,108	9,606	7,074
Obligations related to securities sold short	38,252	40,508	32,391
Obligations related to assets sold under repurchase agreements and securities loaned	41,103	38,030	23,381
Derivative-related amounts	42,094	40,839	42,592
Insurance claims and policy benefit liabilities	7,337	7,352	7,117
Liabilities of operations held for sale	32	36	40
Other liabilities	22,649	20,027	18,408

	160,575	156,398	131,003

Subordinated debentures	7,103	7,822	8,167

Trust capital securities	1,383	1,400	1,400

Preferred share liabilities	298	300	300

Non-controlling interest in subsidiaries	1,775	1,800	1,944

Shareholders’ equity
Preferred shares	1,050	1,300	700
Common shares (1) (shares issued - 1,280,889,745; 1,281,279,227; and 1,293,501,544)	7,196	7,176	7,170
Contributed surplus	292	287	265
Retained earnings	15,771	15,120	13,704
Treasury shares - preferred (shares held - 93,700; 1,759,566; and 90,600)	(2)	(43)	(2)
- common (1) (shares held - 5,486,072; 5,526,196; and 7,052,552)	(180)	(181)	(216)
Net foreign currency translation adjustments	(2,004)	(2,112)	(1,774)

	22,123	21,547	19,847

	$536,780	$523,969	$469,521

(1)	The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2006	2006	2005	2006	2005

Interest income
Loans	$3,395	$3,277	$2,859	$12,708	$10,790
Securities	1,640	1,569	1,271	6,155	4,583
Assets purchased under reverse repurchase agreements and securities borrowed	909	839	435	2,827	1,354
Deposits with banks	166	155	61	480	231

	6,110	5,840	4,626	22,170	16,958

Interest expense
Deposits	3,041	2,853	1,985	10,708	6,946
Other liabilities	1,247	1,126	775	4,281	2,800
Subordinated debentures	101	104	109	419	442

	4,389	4,083	2,869	15,408	10,188

Net interest income	1,721	1,757	1,757	6,762	6,770

Non-interest income
Insurance premiums, investment and fee income	863	821	798	3,348	3,270
Trading revenue	620	683	308	2,574	1,594
Investment management and custodial fees	355	331	340	1,335	1,255
Securities brokerage commissions	296	291	300	1,243	1,163
Service charges	326	306	306	1,216	1,153
Mutual fund revenue	337	328	259	1,242	962
Underwriting and other advisory fees	293	253	233	1,024	1,026
Card service revenue	147	158	152	496	579
Foreign exchange revenue, other than trading	106	118	118	438	407
Credit fees	63	66	48	241	187
Securitization revenue	86	61	83	257	285
Gain on sale of investment account securities	16	11	12	88	85
Other	120	22	82	373	448

Non-interest income	3,628	3,449	3,039	13,875	12,414

Total revenue	5,349	5,206	4,796	20,637	19,184

Provision for credit losses	159	99	103	429	455

Insurance policyholder benefits, claims and acquisition expense	611	627	740	2,509	2,625

Non-interest expense
Human resources	1,829	1,848	1,627	7,340	6,736
Equipment	257	233	245	957	960
Occupancy	225	196	190	792	749
Communications	200	168	174	687	632
Professional fees	176	159	170	628	529
Outsourced item processing	75	70	73	298	296
Amortization of other intangibles	22	20	(1)	76	50
Other	171	167	832	717	1,405

	2,955	2,861	3,310	11,495	11,357

Business realignment charges	—	—	40	—	45

Income from continuing operations before income taxes	1,624	1,619	603	6,204	4,702
Income taxes	342	381	90	1,403	1,278

Net income before non-controlling interest	1,282	1,238	513	4,801	3,424
Non-controlling interest in net income of subsidiaries	19	44	(30)	44	(13)

Net income from continuing operations	1,263	1,194	543	4,757	3,437
Net loss from discontinued operations	(1)	(17)	(21)	(29)	(50)

Net income	$1,262	$1,177	$522	$4,728	$3,387

Preferred dividends	(26)	(13)	(11)	(60)	(42)
Net gain on redemption of preferred shares	—	—	4	—	4

Net income available to common shareholders	$1,236	$1,164	$515	$4,668	$3,349

Average number of common shares (1) (in thousands)	1,274,697	1,279,300	1,288,428	1,279,956	1,283,433
Basic earnings per share (in dollars)	$0.97	$0.91	$0.40	$3.65	$2.61
Basic earnings per share from continuing operations (in dollars)	$0.97	$0.92	$0.42	$3.67	$2.65
Basic earnings (loss) per share from discontinued operations (in dollars)	$—	$(0.01)	$(0.02)	$(0.02)	$(0.04)

Average number of diluted common shares (1) (in thousands)	1,293,864	1,297,340	1,308,339	1,299,785	1,304,680
Diluted earnings per share (in dollars)	$0.96	$0.90	$0.39	$3.59	$2.57
Diluted earnings per share from continuing operations (in dollars)	$0.96	$0.91	$0.41	$3.61	$2.61
Diluted earnings (loss) per share from discontinued operations (in dollars)	$—	$(0.01)	$(0.02)	$(0.02)	$(0.04)

Dividends per share (1) (in dollars)	$0.40	$0.36	$0.32	$1.44	$1.18

(1)	The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2006	2006	2005	2006	2005

Preferred shares
Balance at beginning of period	$1,300	$1,000	$832	$700	$532
Issued	—	300	—	600	300
Redeemed for cancellation	(250)	—	(132)	(250)	(132)

Balance at end of period	1,050	1,300	700	1,050	700

Common shares
Balance at beginning of period	7,176	7,191	7,126	7,170	6,988
Issued	30	16	65	127	214
Purchased for cancellation	(10)	(31)	(21)	(101)	(32)

Balance at end of period	7,196	7,176	7,170	7,196	7,170

Contributed surplus
Balance at beginning of period	287	278	254	265	169
Renounced stock appreciation rights	(1)	(1)	(4)	(2)	(6)
Stock-based compensation awards	2	10	14	(18)	26
Gain on redemption of preferred shares	—	—	7	—	7
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	54
Other	4	—	(6)	47	15

Balance at end of period	292	287	265	292	265

Retained earnings
Balance at beginning of period	15,120	14,649	13,748	13,704	12,065
Net income	1,262	1,177	522	4,728	3,387
Preferred share dividends	(26)	(13)	(11)	(60)	(42)
Common share dividends	(511)	(461)	(414)	(1,847)	(1,512)
Premium paid on common shares purchased for cancellation	(80)	(222)	(141)	(743)	(194)
Issuance costs and other	6	(10)	—	(11)	—

Balance at end of period	15,771	15,120	13,704	15,771	13,704

Treasury shares — preferred
Balance at beginning of period	(43)	(5)	—	(2)	—
Sales	44	3	—	51	—
Purchases	(3)	(41)	(2)	(51)	(2)

Balance at end of period	(2)	(43)	(2)	(2)	(2)

Treasury shares — common
Balance at beginning of period	(181)	(178)	(215)	(216)	(294)
Sales	48	16	4	193	179
Purchases	(47)	(19)	(5)	(157)	(47)
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	(54)

Balance at end of period	(180)	(181)	(216)	(180)	(216)

Net foreign currency translation adjustments
Balance at beginning of period	(2,112)	(2,184)	(1,503)	(1,774)	(1,556)
Unrealized foreign currency translation gain (loss)	91	276	(650)	(499)	(619)
Foreign currency gain (loss) from hedging activities	17	(204)	379	269	401

Balance at end of period	(2,004)	(2,112)	(1,774)	(2,004)	(1,774)

Shareholders’ equity at end of period	$22,123	$21,547	$19,847	$22,123	$19,847

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2006	2006	2005	2006	2005

Cash flows from operating activities
Net income from continuing operations	$1,263	$1,194	$543	$4,757	$3,437
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	159	99	103	429	455
Depreciation	106	102	103	405	414
Business realignment charges	—	—	39	—	36
Business realignment payments	(17)	(14)	(30)	(74)	(94)
Future income taxes	(50)	154	(283)	144	(482)
Amortization of other intangibles	22	20	(1)	76	50
(Gain) loss on sale of premises and equipment	(3)	(4)	(6)	(16)	(21)
(Gain) loss on loan securitizations	(34)	8	(29)	(16)	(101)
(Gain) loss on sale of investment account securities	(16)	(11)	(12)	(88)	(85)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(15)	170	203	220	629
Net change in accrued interest receivable and payable	113	234	153	217	(5)
Current income taxes	212	(261)	48	(203)	(9)
Derivative-related assets	(590)	5,053	(157)	1,105	63
Derivative-related liabilities	1,255	(6,233)	201	(498)	391
Trading account securities	(9,565)	(10,646)	(8,215)	(21,477)	(36,438)
Net change in brokers and dealers receivable and payable	418	836	2,193	(1,017)	1,334
Other	(1,054)	(1,330)	(551)	1,036	804

Net cash from (used in) operating activities from continuing operations	(7,796)	(10,629)	(5,698)	(15,000)	(29,622)
Net cash from (used in) operating activities from discontinued operations	22	(4)	72	4	95

Net cash from (used in) operating activities	(7,774)	(10,633)	(5,626)	(14,996)	(29,527)

Cash flows from investing activities
Change in interest-bearing deposits with banks	928	(2,552)	1,239	(5,265)	1,030
Change in loans, net of loan securitizations	(9,180)	(9,701)	(7,909)	(33,534)	(27,670)
Proceeds from loan securitizations	2,369	1,406	2,292	8,139	5,607
Proceeds from sale of investment account securities	5,754	2,821	3,391	14,709	25,628
Proceeds from maturity of investment account securities	5,231	6,950	5,314	28,203	18,405
Purchases of investment account securities	(10,690)	(7,014)	(4,536)	(38,474)	(36,373)
Change in loan substitute securities	—	8	—	19	26
Net acquisitions of premises and equipment	(209)	(121)	(88)	(511)	(383)
Change in assets purchased under reverse repurchase agreements and securities borrowed	4,603	(7,680)	1,498	(16,405)	3,976
Net cash from (used) in acquisitions	(14)	—	—	(256)	—

Net cash from (used in) investing activities from continuing operations	(1,208)	(15,883)	1,201	(43,375)	(9,754)
Net cash from (used in) investing activities from discontinued operations	58	(4)	1,259	140	2,027

Net cash from (used in) investing activities	(1,150)	(15,887)	2,460	(43,235)	(7,727)

Cash flows from financing activities
Change in deposits	8,821	11,915	2,363	36,663	35,001
Issue of RBC Trust Capital Securities (RBC TruCS)	—	—	1,200	—	1,200
Issue of subordinated debentures	—	—	—	—	800
Repayment of subordinated debentures	(685)	(22)	(700)	(953)	(786)
Issue of preferred shares	—	300	—	600	300
Redemption of preferred shares for cancellation	(250)	—	(132)	(250)	(132)
Issuance costs	6	(5)	—	(6)	(3)
Issue of common shares	28	14	60	116	198
Purchase of common shares for cancellation	(90)	(253)	(162)	(844)	(226)
Sales of treasury shares	92	19	4	244	179
Purchase of treasury shares	(50)	(60)	(7)	(208)	(49)
Dividends paid	(486)	(474)	(404)	(1,807)	(1,469)
Dividends/distributions paid by subsidiaries to non-controlling interests	(2)	(29)	(6)	(47)	(13)
Change in obligations related to assets sold under repurchase agreements and securities loaned	3,073	9,715	2,383	17,722	(3,092)
Change in obligations related to securities sold short	(2,256)	4,494	(1,811)	5,861	7,386
Change in short-term borrowings of subsidiaries	1,317	(524)	190	620	(628)

Net cash from (used in) financing activities from continuing operations	9,518	25,090	2,978	57,711	38,666

Net cash from (used in) financing activities	9,518	25,090	2,978	57,711	38,666

Effect of exchange rate changes on cash and due from banks	(7)	22	(98)	(80)	(122)

Net change in cash and due from banks	587	(1,408)	(286)	(600)	1,290
Cash and due from banks at beginning of period	3,814	5,222	5,287	5,001	3,711

Cash and due from banks at end of period	$4,401	$3,814	$5,001	$4,401	$5,001

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,035	$4,040	$2,623	$14,678	$10,109
Amount of income taxes paid in period	$123	$447	$541	$1,682	$1,987

How We Manage Our Business Segments
Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way in which each segment is managed. This approach is intended to ensure that our business segments results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.
     We use and report certain non-GAAP financial measures, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.
     Our business segments results reflect revenue and expense associated with the conduct of their business. This includes costs incurred by or services provided by Global Technology and Operations and Global Functions, directly undertaken or provided on behalf of the business segments. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses a number of assumptions and estimates for allocating overhead costs and indirect expenses to our business segments. Our management reporting framework also assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that is designed to fairly and consistently measure and align the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     The assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies, discussed in the Capital Management section of our 2006 Annual Report, involve a number of management assumptions and estimates that are revised periodically. Any changes to these factors directly impact other measures such as business segment return on equity and return on risk capital
Taxable equivalent basis (teb)
Similar to many other institutions, we analyze income from certain tax-advantaged sources (in our case, Canadian taxable corporate dividends) on a tax equivalent basis (teb). Under this approach we gross up revenue from tax-advantaged sources, which currently includes only our Canadian taxable corporate dividends recorded in Net interest income, to their tax equivalent value with a corresponding offset recorded in the provision for income taxes. We record teb adjustments in RBC Capital Markets and record elimination adjustments in Corporate Support. We believe these adjustments are useful and reflect how RBC Capital Markets manages its business since it enhances the comparability of revenue and related ratios across our taxable and tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustments recorded in RBC Capital Markets and eliminated in Corporate Support for the three months ended October 31, 2006, were $50 million (July 31, 2006 — $46 million; October 31, 2005 — $33 million). The teb adjustments for the year ended October 31, 2006, were $213 million (2005 — $109 million).
Changes made in Q4 2006
The following highlights the key changes we made to our management reporting framework and business segments results during the quarter. All segment historical comparatives have been restated. These changes did not have an impact on our consolidated results or disclosure, unless otherwise noted.
•	We report segment net interest margin (NIM) on an earning assets basis only. Previously, we reported segment NIM based on Total average assets. This change was made as NIM based on earning assets is viewed by management as a more meaningful measure as it only includes those assets that give rise to our reported net interest income including deposits with other banks, securities and loans. In conjunction with this change, we added residential mortgages securitized balances and reclassified the certain income amounts in RBC Canadian Personal and Business. The securitization of residential mortgage and credit card loans and related results are offset in our Corporate Support segment.

•	During the quarter, certain client owned assets reported as assets under administration[1] and as assets under management[2] were determined to be either incorrectly classified or qualified for classification under both terms. We reclassified certain portfolios to conform to our definitions. The segment and consolidated historic comparatives have been restated to reflect these changes.

•	We record the teb adjustments, which gross up tax-advantaged income, currently Canadian taxable corporate dividends, to their tax equivalent value, in RBC Capital Markets and eliminate the teb adjustments in Corporate Support.
How we report effective Q4 2006
The following describes how our segments are now managed and reported:
•	RBC Canadian Personal and Business reported results include securitized residential mortgage and credit card loans and related amounts for income and provision for credit losses. The securitized residential mortgage and credit card loans included as at October 31, 2006 were $17.8 billion and $3.7 billion, respectively.

•	RBC U.S. and International Personal and Business reported results include additional disclosure in U.S. dollars as we largely review and manage the results of this segment on a U.S. dollar basis.

•	RBC Capital Markets results are reported on a teb basis, which grosses up net interest income from tax-advantaged sources (Canadian taxable corporate dividends) to their tax equivalent value with a corresponding offset recorded in the provision for income taxes. This enhances comparability of revenue and related ratios across our taxable and tax-advantaged sources of revenue.

•	Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization which are not allocated to our three business segments, such as enterprise funding, securitizations and net charges associated with unattributed capital. The reported results of the Corporate Support segment also reflect consolidation adjustments, including the elimination of the teb adjustments recorded in RBC Capital Markets.

[1]	Assets under administration (AUA): Assets administered by us, which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

[2]	Assets under management (AUM): Assets managed by us, which are beneficially owned by clients and are therefore not reported on the Consolidated Balance Sheets. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. Assets under management may also be administered by us.

Key Financial Measures (Non-GAAP)
Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is in accordance with GAAP, the others are considered non-GAAP financial measures. The measures reported that are not defined by GAAP do not have standardized meanings and may not be comparable to similar measures used by other companies.
Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on capital in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares.
     Quarterly business segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles. Total attributed capital is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic capital. The difference between total average common equity and average attributed capital is classified as unattributed and reported in Corporate Support for segment reporting purposes.
     Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions. The following table provides a reconciliation of Net income.

	For the three months ended					For the three months ended
	October 31					July 31	October 31
	2006					2006	2005
		RBC U.S. and
	RBC Canadian	International
	Personal and	Personal and	RBC Capital	Corporate
(C$ millions, except percentage amounts) (1) (2)	Business	Business	Markets	Support	Total (2)	Total (2)	Total (2)

Net income from continuing operations	$775	$126	$315	$47	$1,263	$1,194	$543
Net loss from discontinued operations (2)	—	—	—	—	(1)	(17)	(21)

Net income	$775	$126	$315	$47	$1,262	$1,177	$522
less: Preferred dividends	(7)	(3)	(4)	(12)	(26)	(13)	(7)

Net income available to common shareholders	$768	$123	$311	$35	$1,236	$1,164	$515
Average equity	$8,950	$3,350	$4,750	$3,450	$20,500	$20,050	$19,350
less: Unattributed capital	—	—	—	2,650	2,650	2,300	2,900
less: Goodwill and intangible capital	2,350	1,300	1,050	—	4,700	4,800	4,650
Average risk capital(3)	$6,600	$2,050	$3,700	$800	$13,150	$12,950	$11,800

Return on equity (ROE)	34.2%	14.8%	25.8%	3.8%	23.9%	23.1%	10.6%
Return on risk capital (RORC)	46.3%	24.0%	33.4%	n.m.	37.3%	35.7%	17.3%

Return on equity (ROE) from continuing operations					23.6%	23.1%	10.9%
Return on risk capital (RORC) from continuing operations					37.3%	36.2%	18.1%

	For the twelve months ended					For the twelve months ended
	October 31					October 31
	2006					2005
		RBC U.S. and
	RBC Canadian	International
	Personal and	Personal and	RBC Capital	Corporate
(C$ millions, except percentage amounts) (1) (2)	Business	Business	Markets	Support	Total (2)	Total (2)

Net income from continuing operations	$2,794	$444	$1,407	$112	$4,757	$3,437
Net loss from discontinued operations (2)	—	—	—	—	(29)	(50)

Net income	$2,794	$444	$1,407	$112	$4,728	$3,387
less: Preferred dividends	(22)	(8)	(12)	(18)	(60)	(38)

Net income available to common shareholders	$2,772	$436	$1,395	$94	$4,668	$3,349
Average equity	$8,800	$3,200	$4,750	$3,150	$19,900	$18,600
less: Unattributed capital	—	—	—	2,500	2,500	2,300
less: Goodwill and intangible capital	2,350	1,250	1,050	—	4,650	4,850
Average risk capital(3)	$6,450	$1,950	$3,700	$650	$12,750	$11,450

Return on equity (ROE)	31.5%	13.6%	29.3%	3.0%	23.5%	18.0%
Return on risk capital (RORC)	43.1%	22.4%	37.7%	n.m.	36.7%	29.3%

Return on equity (ROE) from continuing operations					23.3%	18.1%
Return on risk capital (RORC) from continuing operations					37.0%	29.7%

(1)	The average risk capital, goodwill and intangible capital, average attributed capital and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational, Business and fixed asset risk capital. For further details, refer to Economic Capital in the Capital management section in our 2006 Annual Report to Shareholders.

n.m.	not meaningful

RBC Capital Markets total revenue (teb) excluding revenue related to Consolidated Variable Interest Entities (VIEs)
We consolidate certain entities in accordance with CICA Accounting Guideline15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is based on our exposure to variability in the VIE’s assets and not on whether we have voting control. Revenue and expenses from certain of these VIEs have been included in RBC Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported net income. As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that adjusting these items enhances the comparability of RBC Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with other financial institutions. As the expenses are not viewed as material we have only adjusted for the revenue attributed to other equity investors. The following table provides a reconciliation of total revenue (teb) excluding VIEs for RBC Capital Markets.

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2006	2006	2005	2006	2005

Total revenue (teb) (1)	$1,160	$1,183	$946	$4,693	$4,062
Revenue related to VIEs offset in Non-controlling interest (2)	4	32	(27)	(7)	(24)

Total revenue (teb) excluding VIEs	$1,156	$1,151	$973	$4,700	$4,086

(1)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section.

(2)	Represents revenue attributed to other equity investors of consolidated VIEs which is offset in Non-controlling interest in net income of subsidiaries.
2005 Results excluding Enron litigation-related provision (Enron provision)
In the fourth quarter of 2005, we recorded a provision of $591 million ($326 million after-tax) for Enron litigation-related matters, including a securities class action lawsuit brought on behalf of Enron securities holders in a federal court in Texas. The following table provides a reconciliation of our RBC Capital Markets and consolidated GAAP results for 2005 to exclude the Enron provision. Management believes that adjusting this amount provides a meaningful measure for comparison to other periods.
RBC Capital Markets

	For the three months ended			For the twelve months ended
	October 31			October 31
(C$ millions, except per share amounts)	2005			2005
			Excluding Enron			Excluding Enron
		Enron litigation	litigation		Enron litigation	litigation
	Reported	provision	provision	Reported	provision	provision

Continuing operations
Non-interest expense	$1,254	$591	$663	$3,274	$591	$2,683
Income taxes	(195)	265	70	137	265	402
Net income from continuing operations	$(57)	$326	$269	$760	$326	$1,086

RBC Consolidated

	For the three months ended			For the twelve months ended
	October 31			October 31
(C$ millions, except per share amounts)	2005			2005
			Excluding Enron			Excluding Enron
		Enron litigation	litigation		Enron litigation	litigation
	Reported	provision	provision	Reported	provision	provision

Continuing operations
Non-interest expense	$3,310	$591	$2,719	$11,357	$591	$10,766
Income taxes	90	265	355	1,278	265	1,543
Net income from continuing operations	$543	$326	$869	$3,437	$326	$3,763
Net income	$522	$326	$848	$3,387	$326	$3,713

Earnings per share from continuing operations — diluted	$0.41	$0.25	$0.66	$2.61	$0.25	$2.86
Earnings per share — diluted	$0.39	$0.25	$0.64	$2.57	$0.25	$2.82

2006 Adjusted operating leverage
Operating leverage is the difference between our revenue growth rate and the non-interest expense growth rate. Our 2006 operating leverage objective of greater than 3%, excluded the 2005 Enron provision of $591 million from non-interest expense. While we performed well against our earnings measures, our operating leverage for 2006 of 1% did not meet our target. This was largely attributed to the impact of our business mix and certain factors, which contributed to earnings growth, but were not appropriately captured in this measure. These factors included the impact of tax-advantaged sources, consolidated VIEs and insurance-related revenue and expense.
     During the year, we experienced higher than expected earnings growth from our wealth management and capital markets businesses, which included higher earnings from certain tax-advantaged sources (Canadian taxable corporate dividends), which are not fully reflected in our revenue growth, while the related expense was fully captured in expense growth. We also realized lower than expected insurance related revenue, which in turn largely resulted in lower policyholder benefits, claims and acquisition expense. While the reduction in insurance-related revenue reduced the ratio, the related reduction in policyholder benefits claims and acquisition expense was not captured in our operating leverage calculation, as it is not reflected in expense growth. In addition, consolidated VIEs impacted our revenue, and consequently our operating leverage. However, as their earnings are attributed to other equity investors and offset in Non-controlling interest in income of subsidiaries, they have no impact on our reported net income.
     We concluded that revenue growth should be based on a taxable equivalent basis, while the impact of consolidated VIEs should be excluded as they have no material impact on our earnings. We also concluded that our insurance related-revenue and expense should not be included in the determination of the operating leverage ratio, as their impact cannot be appropriately recognized in the ratio. We have adjusted our 2007 operating leverage calculation to incorporate these factors in order to more appropriately reflect the performance of our businesses going forward. If this new approach was applied to our 2006 results, our adjusted operating leverage would have been 2.5%, which although still below our target, is a more meaningful measure and indicator of our performance.
     The following table shows our 2006 operating leverage ratio based on our reported GAAP revenue and expense, and the adjustments to our 2006 operating leverage to conform to our 2007 adjusted operating leverage ratio calculation.
2006 Adjusted operating leverage

	For the twelve months ended		2006 vs. 2005
			Increase (decrease)
					Adjusted
	October 31	October 31		Operating	operating
(C$ millions, except percentage amounts)	2006	2005		leverage	leverage

Total revenue	$20,637	$19,184	$1,453	7.6%
add: teb adjustment	213	109	104
less: Revenue related to VIEs	(7)	(24)	17
less: Gross insurance revenue	3,348	3,311	37

Total revenue (adjusted)	$17,509	$16,006	$1,503		9.4%
Non-interest expense	$11,495	$11,357	$138
less: 2005 Enron provision	—	591	(591)

Non-interest expense excluding the Enron provision	$11,495	$10,766	$729	6.8%
less: Insurance non-interest expense	517	501	16
Non-interest expense (adjusted)	$10,978	$10,265	$713		6.9%

Operating leverage				0.8%
Adjusted operating leverage					2.5%

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective” and words and expressions of similar import are intended to identify forward-looking statements.
By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, and other risks identified and discussed under the Risk Management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates; and our ability to attract and retain key employees and executives. Other factors that may affect future results include; the timely and successful development of new products and services; technological changes; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and the Additional risks that may affect future results section in our 2006 Annual Report to Shareholders.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.
ACCESS TO QUARTERLY AND YEAR-END RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2006 Annual Report to Shareholders and our Annual Information Form on our website at rbc.com/investorrelations.
Quarterly and year-end conference call and webcast presentation
The conference call is scheduled for Thursday, November 30, 2006 at 2:00 p.m. (EST). At that time, senior executives will comment on the results for the fourth quarter and 2006 and respond to questions from analysts and institutional investors. Interested parties can listen to our fourth quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EST). A recording of the conference call can be accessed after 5:00 p.m. (EST) on November 30 until February 28, 2007, at 416-695-5800 or 1-800-408-3053, by entering passcode 3203496#.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803
Dave Mun, Senior Manager, Investor Relations, dave.mun@rbc.com, 416-955-7808
ABOUT RBC
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients throughout offices in North America and 34 countries around the world. For more information, please visit rbc.com.
Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC CAPITAL MARKETS, RBC ASSET MANAGEMENT, RBC CAPITAL TRUST, RBC CENTURA, RBC DAIN RAUSCHER, RBC INSURANCE, RBC MORTGAGE, RBC REWARDS and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.